Exhibit 99.1

Market Risk Sensitivity – as of December 31, 2003

The Company has market risk with respect to foreign currency exchange rates and interest rates.  The market risk is the potential loss arising from adverse changes in these rates as discussed below.

The Company has manufacturing plants and sales transactions worldwide and therefore is subject to foreign currency risk.  This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions.  To manage this risk, the Company periodically enters into forward exchange contracts to either hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows.  The total net assets of non-U.S. operations and long-term intercompany loans denominated in non-functional currencies subject to potential loss amount to approximately $591.1 million.  The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $59.1 million.  Furthermore, related to foreign currency transactions, the same 10% change would cause an additional loss of $4.4 million.  Actual results may differ.

Including the effect of the interest rate swap agreements, the Company had fixed the interest rate on approximately 98% of its total debt.  Included in Other noncurrent liabilities is $14.5 million, which represents the estimated decline in market value since entering into the swap agreements.

In 2003, the Company made an annual contribution of $20.0 million to its United States pension plan compared to $12.0 million in 2002 and $7.4 million in 2001.  The amount of annual pension plan funding and annual expense is subject to many variables including the investment return on pension plan assets and interest rates.  Weakness in investment returns and low interest rates may result in the Company making equal or greater pension plan contributions in future years, as compared to 2003.  As of December 31, 2003, the Company has classified $20.0 million of its accrued pension liability as a current liability.